Exhibit 99.1

Dear Shareholder:

As a registered shareholder of Algonquin Power & Utilities Corp., you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder, you will receive this card each year and will be required to renew your request to receive financial statements. If you have any questions, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/investorinquiry.

We encourage you to submit your request online at: www.cibcmellon.com/financialstatements.

Company Code Number: 0347B

NOTE: Do not return this card by mail if you have submitted your request online.

Return to:

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Ontario

M5C 2W9

REQUEST FOR FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for Algonquin Power & Utilities Corp. and send me their financial statements as indicated below:

(Please Print)
Interim Financial Statements ☐

Name

Address

Postal Code/Zip Code